2/14/06

AB 2/27/06

SECURITIE

06002110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39356

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2005** (MM/DD/YY) AND ENDING **December 31, 2005** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Wedgewood Partners, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9909 Clayton Road
(No. and Street)

St. Louis	**Missouri**	**63124**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler & Diehl LLP
(Name – *if individual, state last, first, middle name*)

705 Olive Street 10th floor	**St. Louis**	**Missouri**	**63101**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

RECEIVED
FEB 08 2006

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/9/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony L. Guerrerio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wedgewood Partners, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

AIMEE R. BISHOP
Notary Public — Notary Seal
STATE OF MISSOURI
Jefferson County
My Commission Expires: June 12, 2007

Aimee R. Bishop
Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEDGEWOOD PARTNERS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT

Contents

AMD anders minkler & diehl llp
CPAs + Consultants

Independent Auditors' Report

Board of Directors
Wedgewood Partners, Inc.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Wedgewood Partners, Inc. as of December 31, 2005, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wedgewood Partners, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anders Minkler & Diehl LLP

January 23, 2006

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

FINANCIAL STATEMENTS

Wedgewood Partners, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	573,150
Marketable securities		277,820
Deposit with clearing organization		105,125
Receivable from clearing organization		43,168
Receivables from customers and others		14,739
Total Current Assets		1,014,002
EQUIPMENT AND LEASEHOLD IMPROVEMENTS, net of accumulated depreciation and amortization		79,615
Total Assets	$	1,093,617

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	240,677
Income taxes payable		967
Deferred income taxes		26,300
Total Current Liabilities		267,944
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, authorized 150,000 shares, issued and outstanding 110,909 shares		110,909
Additional paid-in capital		673,475
Retained earnings		41,289
Total Stockholders' Equity		825,673
Total Liabilities and Stockholders' Equity	$	1,093,617

Wedgewood Partners, Inc.
STATEMENT OF INCOME
For The Year Ended December 31, 2005

REVENUES	
Commissions	$ 319,438
Investment company shares	103,484
Investment advisory fees	2,831,422
Interest and dividends	126,795
Other income	60,170
	3,441,309
EXPENSES	
Employee compensation and benefits	2,555,825
Data communications expenses	187,467
Operating expenses	363,658
Occupancy expenses	119,936
Clearance fees	121,641
Other expenses	293
	3,348,820
INCOME BEFORE PROVISION FOR INCOME TAXES	92,489
PROVISION FOR INCOME TAXES	51,200
NET INCOME	$ 41,289

Wedgewood Partners, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For The Year Ended December 31, 2005

	Common Stock		Additional		
	Number of Shares	Amount of Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2004	110,909	$ 110,909	$ 673,475	$ -	$ 784,384
Net income	-	-	-	41,289	41,289
Balance, December 31, 2005	110,909	$ 110,909	$ 673,475	$ 41,289	$ 825,673

Wedgewood Partners, Inc.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	41,289
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		12,784
Deferred income taxes		21,000
(Increase) decrease in assets:		
Marketable securities		(210,595)
Deposit with clearing organization		(4,811)
Receivable from clearing organization		5,596
Receivables from customers and others		(14,739)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		128,979
Income taxes payable		(2,711)
Net Cash used in Operating Activities		(23,208)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment		(59,051)
Loss on disposal of equipment		(7,778)
Net Cash Used in Investing Activities		(66,829)
CHANGE IN CASH AND CASH EQUIVALENTS		(90,037)
CASH AND CASH EQUIVALENTS, Beginning of year		663,187
CASH AND CASH EQUIVALENTS, End of year	$	573,150

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:		
Income taxes	$	24,136

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Wedgewood Partners, Inc. (the Company) was incorporated May 25, 1988 with its principal activity being a broker of stocks, bonds, mutual funds and other securities. The Company also provides investment advisory services. The Company's services are provided primarily in the St. Louis, Missouri metropolitan area.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company was in compliance with both of the above-stated net capital rules.

The Company has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis. This agreement requires that $100,000 of cash and/or securities be maintained with the broker-dealer. The deposit amount is made up primarily of investments in a U.S. government agency obligation at December 31, 2005.

Cash and Cash Equivalents

The Company considers all temporary cash investments as cash equivalents. These temporary cash investments are securities held for cash management purposes, having original maturities of three months or less.

Included in cash and cash equivalents at December 31, 2005 is $557,653 which is not covered under FDIC insurance.

Securities

Securities owned by the Company are considered trading securities, which are held for resale in anticipation of future market movements. These securities consist of debt and equity securities stated at market value. The resulting difference between cost and market is included in income.

Securities transactions are recorded on the settlement-date basis.

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Realized gains of $44,064 and unrealized losses of $166 are included in other income on the Statement of Income.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization, computed using straight line and accelerated methods. The assets are depreciated and amortized over the shorter of their lease term or useful lives, which range from 3 to 7 years.

Investment Advisory Fee Income

The Company provides investment advisory services under contracts with various parties. Advisory fees are based on the net asset value of the assets under management at the beginning of each calendar quarter. Annual fees range from 0.75% to 1.5% of the net asset value of the assets under management.

Fee income is recorded as earned, with billed but not collected amounts reflected as accounts receivable and amounts received but not earned reflected as deferred income.

Advertising

Advertising costs, which totaled $45,545 for the year ended December 31, 2005, are expensed as incurred and included in operating expenses.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of equipment and leasehold improvements, unrealized gains and losses, and charitable contributions carryovers for financial and income tax reporting. The deferred tax liability represents the future tax return consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from these estimates.

B. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements consist of:

Leasehold improvements	$ 31,411
Furniture and equipment	274,415
Computer software	10,974
Computer hardware	9,584
Artwork	15,244
	341,628
Less: Accumulated depreciation	262,013
	$ 79,615

Depreciation and amortization charged against income amounted to $12,784 for the year ended December 31, 2005.

C. DEFERRED COMPENSATION PLAN

The Company has a qualified, contributory profit sharing plan covering eligible full-time employees which qualifies under Section 401(k) of the Internal Revenue Code. The plan provides for discretionary and matching contributions by the Company in such amounts as the Board of Directors may annually determine. The Company made contributions of $153,437 in 2005.

D. INCOME TAXES

The current and deferred portions of the income tax expense included in the statement of income is as follows:

Current	$ 30,200
Deferred	21,000
Total Provision	$ 51,200

E. FINANCIAL INSTRUMENTS WITH OFF BALANCE-SHEET RISK

In the normal course of business, the Company's customer and clearing agent clearance activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

F. COMMITMENTS

The Company leases office space under a non-cancelable operating lease. The lease was renewed during 2005. The total future minimum rental commitments required under the non-cancelable operating lease are as follows:

December 31,		
2006	$	97,798
2007		97,798
2008		99,762
2009		102,638
2010		103,690
Thereafter		43,204
	$	544,890

Rent expense amounted to $99,635 for the year ended December 31, 2005.

G. CONTINGENCIES

The Company is involved in a disagreement with a bank related to certain investment advisory referral fees due. The bank was the former owner of the Company's stock. The Company disputes certain interpretations of the applicable provisions of the investment advisory fee agreement. The Company is withholding payment of these referral fees earned by the bank pending resolution of this matter. The referral fees amounting to $123,438 have been included in accounts payable and accrued expenses at December 31, 2005.

SUPPLEMENTARY INFORMATION
REQUIRED BY
THE SECURITIES AND EXCHANGE COMMISSION

Wedgewood Partners, Inc.

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1

Schedule 1

December 31, 2005

Total Stockholders' Equity	$ 825,673
Less non-allowable assets:	
Equipment and leasehold improvements, net	79,615
Receivables from customers and others	14,739
12b-1 Fees receivable from clearing organization	1,418
Total non-allowable assets	95,772
Net capital before haircuts on securities positions	729,901
Haircuts on securities:	
Government securities	5,254
Equity securities	4,181
Total haircuts on securities	9,435
Net Capital	$ 739,336
Aggregate Indebtedness	$ 241,644
Computation of Basic Net Capital Requirement	
Minimum net capital required (the greater of $5,000 or 6 2/3% of total aggregate indebtedness	$ 16,109
Minimum dollar net capital requirement	$ 250,000
Minimum capital requirement (greater of above)	$ 250,000
Excess net capital	$ 489,336
Excess net capital at 1000% (as defined on FOCUS)	$ 715,172
Ratio of aggregate indebtedness to net capital	.33 to 1

Reconciliation with the Company's computation:

Net capital, as reported in part II of the Company's Form X-17A-5 (unaudited) FOCUS report as of December 31, 2005	$ 746,766
Audit adjustment for deferred taxes	(26,300)
Net capital per above	$ 720,466

Wedgewood Partners, Inc.

EXEMPTIVE PROVISION UNDER RULE 15c3-3

Schedule 2

December 31, 2005

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation For Determination of Reserve Requirements Under Rule 15c3-3" and "Information Relating To The Possession or Control Requirement, Under Rule 15c3-3" are inapplicable.

AMD anders minkler & diehl llp

CPAs + Consultants

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
Wedgewood Partners, Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements of Wedgewood Partners, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by Rule 17a-13 or
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Anderson Winkler & Diehl LLP

January 23, 2006